Exhibit 99.3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Eidos plc

2. Name of shareholder having a major interest

Schroder Investment Management Limited, including its subsidiary and affiliated companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Schroder Unit Trusts Limited	8,293,373
Schroder Investment Management North America Inc	5,017,994
Schroder Nominees Ltd	946,544
British Coal Staff Superanuation a/c: P	5,494,932
Banque Internationale a Luxumborg	85,000
Chase Nominees Limited	4,951,747
Imperial Pensions Nominees Limited	970,894
Mineworkers Pension Scheme a/c: R	5,598,681
Unibank Torvegade	25,000
Nortrust Nominees Ltd	25,000
Schroder & Co. Ltd	45,000

Total	31,454,165

5. Number of shares / amount of stock acquired since last notification

241,482

6. Percentage of issued class acquired

0.17%

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class disposed

n/a

9. Class of security

Ordinary shares of 2 pence each

10. Date of transaction

Not known

11. Date company informed

21 December 2004

12. Total holding following this notification

31,454,165

13. Total percentage holding of issued class following this notification

22.15%

14. Any additional information

Notification received pursuant to S.198 and S.199 (2)(b) – CA ‘85

15. Name of contact and telephone number for queries

Michael Arnaouti	020 8636 3000

16. Name and signature of authorised company official responsible for making this notification

Michael Arnaouti

Date of notification

22 December 2004

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